1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March  , 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

SIGNATURES

NEWS	For Immediate Release

SPIL Board of Directors Proposes NT$ 2.73 Dividend,
including NT$ 1 Stock Dividend and NT$ 1.73 Cash Dividend
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: March 23, 2006
Taichung, Taiwan, March 23, 2006 Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$ 2.73 per common share, including a stock dividend of NT$ 1 per share and a cash dividend of NT$ 1.73 per share. The proposal will be discussed and brought to a vote at the company’s regular shareholders’ meeting scheduled on June 12, 2006. The Board of Directors also approved:
1.	Approved the 2005 Business Report. Net sales for 2005 were NT$ 43,078 million, and net income was NT$ 8,244 million with EPS of NT$ 3.59 per share.

2.	Approved a proposal for distribution of 2005 profits:
(1)	A dividend of NT$ 2.73 per share will be distributed to the common shareholders, including a stock dividend of NT$ 1 per share and a cash dividend of NT$ 1.73 per share.

(2)	Employees’ bonus will be distributed in both stock and cash, including NT$ 268 million distributed in stock at par value and NT$ 463 million distributed in cash.

(3)	After the distribution, SPIL’s total shares outstanding will increase by approximately 268 million shares.

(4)	Regarding the proposed stock and cash dividends, if the rate of dividends distribution of the outstanding shares is affected and changed due to factors such as the Company subsequently issues stocks to the holders of overseas convertible bonds who exercise their right of conversion into shares, it is requested that the shareholders’ meeting authorize the Board of Directors to handle such matters with full power.
3.	The Board of Directors has proposed a partial revision to Article 30 of the Company’s Articles of Incorporation to amend the Directors’ and Supervisors’ remunerations from existing 2% of the remaining amount after deducting necessary items to 1% or below 1%. After approval by Regular Shareholders’ meeting, this amendment will become effective for the distribution of 2006 profits.

4.	Approved to schedule the 2006 Regular Shareholders’ meeting on June 12, 2006 in Taichung, Taiwan.

SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

NEWS	For Immediate Release

SILICONWARE PRECISION INDUSTRIES CO., LTD. WINS
INTEL’S PREFERRED QUALITY SUPPLIER AWARD
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: March 23, 2006
UNITED STATES March 21, TAICHUNG, TAIWAN, March 23, 2006 — Siliconware Precision Industries Co., Ltd. was named a recipient of Intel Corporation’s Preferred Quality Supplier (PQS) award for outstanding performance in providing products and services deemed essential to Intel’s success. The company was awarded for its efforts in supplying Intel with semiconductor assembly and test services. Siliconware Precision Industries Co., Ltd. and 25 additional PQS award winners will be honored at a celebration in Burlingame, California on March 21.
     “Siliconware Precision Industries Ltd. (SPIL) is honored to receive Intel’s prestigious Preferred Quality Supplier Award,” said Randy Lo, President & CEO of Siliconware USA, Inc. “It is especially rewarding to be recognized as a best-in-class supplier to Intel for two consecutive years. We strive to continue our commitments to provide unexcelled customer services, quality products, and services to our customers.”
     “Intel is pleased to recognize Siliconware Precision Industries for the second year in a row with Intel’s Preferred Quality Supplier Award,” said Brian Krzanich, Intel Corporate Vice President. “This is a significant accomplishment and reflects SPIL’s strong commitment and consistent execution in availability, technology, quality, and customer service. SPIL continues to role model the drive for continuous improvement and I really appreciate their commitment to Intel.”

     The PQS awards are part of Intel’s Supplier Continuous Improvement (SCQI) process that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, delivery, technology and responsiveness goals. Suppliers must also manage and deliver on a challenging improvement plan and a quality systems assessment. Additional information about the SCQI program is available at http://supplier.intel.com/quality.
     Intel will also recognize PQS award winners on March 21, 2006 with an advertisement in the U.S., Europe and Asian editions of The Wall Street Journal.
About Siliconware Precision Industries Co., Ltd.
     Siliconware Precision Industries Ltd. (“SPIL”) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that cover design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, and drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to IDMs, fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at http://www.spil.com.tw/.

SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: March 23, 2006	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer